Press Release

[Ahold logo omitted]

                                                                     Royal Ahold
                                                                Public Relations



                                                          Date:  January 7, 2003
                                          For more information: +31 75 659 57 20



Ahold 2002 sales rise 9.2% to Euro 72.7 billion

o Sales 2002 rise 9.2% to Euro 72.7 billion
o Sales in the fourth quarter 0.3% higher at Euro 16.9 billion
o Strong negative impact of lower currency rates
o Earnings outlook reconfirmed

Zaandam, The Netherlands, January 7, 2003 - Ahold, the international food retailer and foodservice operator, today reported 2002 sales of Euro 72.7 billion, a rise of 9.2% over the Euro 66.6 billion generated in 2001. Organic sales growth amounted to 3.2% for the year (2001: 6.1%).

In the fourth quarter, sales amounted to Euro 16.9 billion, a 0.3% increase over the Euro 16.8 billion generated in 2001. Organic sales growth in the fourth quarter was 2.5% (2001: 4.0%).

Consolidated sales in Euro were negatively impacted by the lower exchange rate of the U.S. Dollar and to a lesser extent by the devaluation of the Argentine Peso and the Brazilian Real.

Ahold reconfirms that earnings per common share for 2002, excluding goodwill amortization, exceptional items and currency impact, are expected to decline 6-8%.

Remarks by Ahold President & CEO Cees van der Hoeven `2002 was a year of increasingly challenging trading conditions,' said Cees van der Hoeven, Ahold President & CEO. `Sales slowed in the course of the year as a consequence of further deteriorating economic circumstances. However, we are encouraged by the fact that we strengthened our position in most markets. Compared to the third quarter, all regions showed slightly better organic sales growth. As announced on November 19, 2002, Ahold launched a three-year company-wide initiative focused on portfolio rationalization and debt reduction. This initiative is on track and we will comment periodically during the course of this year.'

http://www.ahold.com                             Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
                                                 Fax:    +31 (0)75 659 8302

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

-----------------------------------------------------------------------------------------------------------------------------------
                                                      4th quarter                                       Full year
x 1 million                              2002            Change           2001             2002           Change           2001
(unless otherwise indicated)          (12 weeks)          in %         (12 weeks)       (52 weeks)          in %        (52 weeks)
-----------------------------------------------------------------------------------------------------------------------------------
Sales to third parties
-U.S. Retail (in dollars)                 6,226.0         10.2             5,647.3         26,267.2       13.2           23,211.8
-U.S. Foodservice (in dollars)            3,898.2         24.2             3,137.6         17,415.8       43.5           12,133.8
-Europe                                   6,003.6          7.4             5,588.8         23,196.0        6.4           21,807.4
-Latin America                              634.0        (50.5)            1,281.9          2,746.9      (43.9)           4,899.7
-Asia                                       117.2          8.5               108.0            456.5       14.3              399.5
                                      -----------                      -----------      -----------                   -----------
Total sales                              16,864.2          0.3            16,810.0         72,741.0        9.2           66,593.1
                                      ===========                      ===========      ===========                   ===========
Weighted average exchange rates:
U.S. Dollar (USD)                            1.00        (11.0)               1.12             1.06       (5.0)              1.12
Brazilian Real (BRL)                         0.27        (39.0)               0.44             0.37      (23.0)              0.47
Argentine Peso (ARS)                         0.28        (75.0)               1.12             0.34      (70.0)              1.12
-----------------------------------------------------------------------------------------------------------------------------------



United States - retail
Sales rose both organically and as a result of the consolidation of Bruno's that took effect in December 2001. Organic U.S. retail sales growth amounted to 4.8% (2001: 6.2%). Identical U.S. retail sales growth totaled 0.9% (2001: 2.6%). Comparable U.S. retail sales growth was 1.6% (2001: 3.1%).

Organic sales growth in the fourth quarter was 4.1% (2001: 3.7%). Identical sales growth in the same period totaled 1.0% (2001: decline of 0.4%) and comparable sales growth was 1.6% (2001: 0.1%).

United States - foodservice
Foodservice sales grew mainly due to the consolidation of Alliant with effect from December 2001. Organic sales declined by 1.9% (2001: increase of 10.4%). The company shed unprofitable business that was part of the Alliant portfolio, closed unprofitable facilities and rationalized distribution.

Organic sales declined by 5.2% in the fourth quarter (2001: increase of 8.5%).

Europe
Organic sales growth amounted to 5.0% (2001: 6.7%). Organic sales growth in the fourth quarter was 5.2% (2001: 4.4%).

Latin America
Sales in Euro were significantly lower as a result of the devaluation of mainly the Argentine Peso and the Brazilian Real, as well as the deconsolidation of La Fragua. Organic sales growth was 5.6% (2001:1.2%).

Organic sales growth in the fourth quarter was 9.8% (2001: decline of 0.5%).

Central America
The non-consolidated sales of CARHCO amounted to Euro 1.6 billion (2001: Euro
0.7 billion).

Asia
Organic sales growth amounted to 17.2% (2001: 4.8%).



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

Ahold
Ahold implements a multi-format strategy focused on meeting the needs of 40 million customers every week in currently 27 countries on four continents. A close network of food retail and foodservice companies provide a superior shopping and service experience in the local market place. Under their own local brand names, Ahold companies operate approximately 9,000 supermarkets, hypermarkets and convenience stores in the U.S., Europe, Latin America and Asia. Ahold also has significant foodservice activities in the U.S. and in three European countries.

Definitions
o   Organic sales
    [Sales year n] divided by [Sales year (n-1)(i) Ahold base + sales year (n-1)(i) of acquired companies(ii)]
    (i)  Adjusted for currency impact.
    (ii) Applies to acquisitions dating back less than one year and to the extent that the sales of the acquired company represent > 5% of the sales of the acquiring entity, or that the acquisition is an entry into a new business channel or market area.
o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus sales from replacement stores.
o Currency impact is defined as the impact of using different exchange rates to translate the sales of our subsidiaries to Euros. The sales of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.
o    Fiscal year: the 2002 fiscal year ended Sunday, December 29, 2002.
o Fourth quarter: the 2002 fourth quarter ran from October 7 through December 29, 2002.

Editors' note:
As previously announced, Ahold will report its full-year 2002 results at 8:00 a.m. CET on Wednesday, March 5, 2003.

Please open the attachment for the full press release:

Ahold Corporate Communications: +31.75.659.5720
Ahold Investor Relations: +31.75.659.5828

----------------------------------------------
The statement in this press release about the estimated earnings per share development is a "forward-looking statement" within the meaning of U.S. federal securities laws and is intended to be covered by the safe harbors created thereby. This forward-looking statement is subject to risks, uncertainties and other factors that could cause the actual result to differ materially from the one expressed in the forward-looking statement. Such factors include, but are not limited to, the effect of general economic conditions and changes in interest rates in the countries in which Ahold operates, particularly in Latin American countries such as Argentina, increased competition in the markets in which Ahold operates, changes in marketing methods utilized by competitors, the behavior of other market participants and the actions of government regulators. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. Dollar and the Argentine Peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statement, which only speaks as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to such forward-looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".



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